

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

September 6, 2007

Via Facsimile (212) 403-2221 and U.S. Mail

Steven A. Rosenblum
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re: Ceridian Corp.
DEFA14A filed September 6, 2007
DEFA14A filed September 6, 2007
DEFA14A filed September 5, 2007
SEC File No. 1-15168

Dear Mr. Rosenblum:

The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above. We have the following comments on your proxy materials:

DEFA14A filed September 5, 2007 – Press Release dated September 5, 2007

1.   We believe this press release is misleading for several reasons. First, in the title and in several places in the press release, you characterize ISS' recommendation to Ceridian shareholders as follows: "ISS also recommends that Ceridian shareholders reject Pershing Square's full slate for Ceridian Board." We believe this statement is fairly interpreted by shareholders to mean that ISS is recommending a vote against (or a "do not vote for") *each and every* Pershing Square nominee. As you know, this is not the case; ISS in fact has recommended that Ceridian shareholders vote in favor of two specifically identified Pershing Square nominees, Messrs. Ackman and Levenson. While you note this fact once in the body of the press release, it does not alleviate the concerns raised by the misleading impression created by the prominent statement cited above in the title and elsewhere in the press release.

2.   In addition, we believe your September 5, 2007 press release is misleading because of information it omits: the fact that ISS has recommended that Ceridian shareholders not vote in favor of any of the Company's nominees. We believe this information is necessary to make the statements made (even with the corrections requested in our last comment) not misleading.

DEFA14A filed September 6, 2007 – Press Release dated September 6, 2007

3.   In this press release, you state for the first time less than one week before the scheduled shareholder meeting that if the merger does not close, Ceridian undertakes to hold a new election of directors within 90 days of the termination of the merger agreement. Please provide an approximate time frame for when this election would occur if the merger is not consummated. For example, if the merger is voted down, will the 90 day period begin to run from the date of the shareholder vote next week? Or is there a "drop dead" date under the merger agreement that will serve as a benchmark for when this period will begin to run? We believe this information is critical for shareholders and must be clarified and adequately disseminated.

4.   See our last comment above. In the press release dated September 6, 2007, you state: "Thomas H. Lee Partners L.P. and Fidelity National Financial, Inc. have communicated to us their view that election of Pershing Square nominees would introduce additional risks to the pending transaction." Clarify what specifically these partners stated concerning the election of the Pershing Square nominees. For example, if less than a majority of the Pershing Square nominees were elected to the board, would these concerns remain? What specific concerns were raised by the parties? What specific provision of the merger agreement would jeopardize the merger if the Pershing Square nominees are elected, particularly when they now support the merger? Please clarify.

General

5.   Given the short time period remaining until the shareholder meeting on September 12, 2007, we believe you must address the issues raised immediately. In addition, given the importance of the corrective and additional disclosure requested to the shareholder vote, advise how you will disseminate such information.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since Ceridian Corp. is in possession of all facts relating to the relevant disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from Ceridian acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

Please understand that we may have additional comments after reviewing your responses to our comments. If you have any questions or would like to discuss, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions